
WOODSIDE
AUSTRALIAN ENERGY

8 July 2003


03024904

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-4-L (Carteret-1), lodged with the ASX on 8 July 2003;
- Gulf of Mexico Atwater Valley 574 #2 (Neptune-5), lodged with the ASX on 8 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

8 July 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-4-L
Carteret-1

Woodside Petroleum Ltd., Operator of the WA-4-L Joint Venture, reports that the Carteret-1 exploration well, located in the Carnarvon Basin off Western Australia, reached a total depth of approximately 3,500 meters on 6 July 2003.

Since the last report, 9⅝ inch casing was set at 2,010 meters and 8½ inch hole was drilled to approximately 3,500 meters. The current operation is conducting wireline logging operations.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-4-L (oil assets) is 33.34%. Other participants in WA-4-L (oil assets) are BHP Billiton Pty Ltd. (16.67%), ChevronTexaco Australia Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

ANTHONY NIARDONE
Assistant Company Secretary

8 July 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

GoM Atwater Valley 574 #2
Neptune-5

Woodside Energy (USA) Inc., a wholly owed subsidiary of Woodside Petroleum Ltd., reports that the Neptune-5 appraisal well, located in the Gulf of Mexico, USA was spudded on 2 July 2003.

Neptune-5 is a significant downdip stepout from the original Neptune-1 discovery well. The well seeks to establish the position of the oil-water contact in this part of the field.

The next scheduled report on the well will be released after completion of the well. Woodside will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

Woodside Energy (USA) Inc. owns a 20% equity in the Neptune field.

ANTHONY NIARDONE
Assistant Company Secretary